2007 Shareholder Meeting

Presented by: Tom Hawker

CEO of Capital Corp of the West and County Bank

May 22, 2007


NASDAQ Listed
Capital Corp of the West
NASDAQ

Jeremiah 29:11

“For I know the plans I have for you," declares the LORD, "plans to prosper you and not to harm you, plans to give you hope and a future.”


NASDAQ

NASDAQ


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Safe Harbor Statement

In addition to historical information, this presentation includes certain forward looking statements regarding events and trends which may affect the Company’s future results. Such statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially. These risks and uncertainties include those related to the economic environment, particularly the region where the Company operates, local weather conditions, competitive products and pricing, general interest rate changes and the fiscal and monetary policies of the US government, credit risk management, regulatory actions and other risks and uncertainties discussed from time to time in the Company’s public securities filing.

30th Anniversary Year - A Year of Transformation


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ
The Audi Q7

- Changing Economic Climate
- Branch Expansion as Foundation for Future Growth
- Significant Milestones
  - $100 million – 1989
  - $500 million – 1999
  - $1 billion – 2002
  - $1.5 billion – 2005
  - $2 billion – 2006

Value Creation

Value creation proposition driven by

- Low cost deposit franchise
- Commercial lending activities supported by a presence in:
  - **San Francisco / San Jose**
  - **Sacramento**
  - **Stockton / Modesto / Merced**
- Local community support with 5% of net income reinvested into the communities CCOW serves
- Being open to consider new opportunities, both inside and outside “traditional” banking


03 : 37 : 06



Strategic Focus

- Enhance infrastructure of Company to support $5+ billion institution
- Complete de novo growth underway
  - 9 new branches since October 1, 2005
  - 29 branches by May 31, 2007
- Refocus incentives on low cost deposits
- Leverage Capital to maximize shareholder returns
- Over long term deliver 15% ROE and 12% EPS growth
- Pursue additional non-interest income
  - Expand fee revenue
  - Acquire insurance agency or agencies
  - Assemble/acquire international trade capability
  - Explore whole bank / branch acquisitions



Long Term Strategic Focus

- ❖ Not driven by quarter to quarter numbers
- ❖ Investing for the future: 5–10 year horizon
- ❖ Leverage Capital for long term benefit
- ❖ Validated by historical accomplishments


NASDAQ

Market Area

29 Retail Branches

Serving 10 Counties


San Joaquin
Tuolumne
Stanislaus
Mariposa
Santa Clara
Merced
Madera
Fresno
•Sacramento to Fresno
170 miles
•Mariposa to San Francisco
165 miles
99
SACRAMENTO
STOCKTON
RIVERBANK
MODESTO
SONORA
CERES
HILMAR
TURLOCK
SAN FRANCISCO
NEWMAN
LIVINGSTON
MARIPOSA
DELHI
ATWATER
MERCED
LOS BANOS
SAN JOSE
DOS PALOS
MADERA
99
FRESNO
CLOVIS

Market Area

7 Corporate Banking Centers

Serving 10 Counties


SACRAMENTO
STOCKTON
MODESTO
SAN FRANCISCO
MERCED
SAN JOSE
FRESNO
99
99
San Joaquin
Tuolumne
Stanislaus
Mariposa
Santa Clara
Merced
Madera
Fresno

- **Sacramento to Fresno 170 miles**
- **Mariposa to San Francisco 165 miles**

California's Central Valley MSAs are Projected to Grow Among the Fastest in the State

	Total Population 2006	Population Growth 2000-2006 (%)	Rank in CA	Population Growth 2006-2011 (%)	Rank in CA	Median HH Income 2006	HH Income Growth 2000-2006 (%)	Rank in CA	HH Income Growth 2006-2011 (%)	Rank in CA
Stockton MSA	683,274	21.2	2	18.3	2	50,085	21.0	10	16.8	16
Merced MSA	248,832	18.2	4	14.2	5	41,972	18.2	29	14.3	30
Madera MSA	144,198	17.1	5	15.3	4	42,916	18.1	31	14.1	31
Modesto MSA	521,889	16.8	7	13.5	7	48,319	20.5	17	16.5	17
Fresno MSA	899,896	12.6	13	10.7	10	41,443	19.4	23	15.7	21
Median for MSAs	521,889	17.1		14.2		42,916	19.4		15.7	
California	37,236,136	9.9		8.0		57,776	21.3		17.0	
San Francisco MSA	4,299,212	4.3		2.7		76,520	25.1		20.0	

CCOW's footprint is focused on California Central Valley's strong growth characteristics with three out of the five top growth MSAs in the entire state coming from the region

Size of California's Central Valley in Terms of Deposits

As of 06/30/06 California's Central Valley has $62.5 billion in deposits up for grabs–and continues to grow year over year*



Sacramento, CA PMSA
Sacramento
Stockton
Modesto
Merced
Fresno, CA MSA
Fresno
Madera
Visalia
Visalia-Tulare-Porterville, CA MSA
Bakersfield
Bakersfield, CA MSA
Reno, NV MSA
Chico-Paradise CA MSA
Yuba City CA MSA
Salinas CA MSA
Santa Barbara-Santa Maria-Lompoc, CA MSA
Riverside-San Bernardino, CA PMSA
Las Vegas, NV-AZ MSA
NEVADA
UNITED STATES
CALIFORNIA
Pacific Ocean
Madera MSA approximate location
Copyright © 2003 Microsoft Corp. and/or its suppliers. All rights reserved.

Metropolitan Area	Size (Deposits)
Sacramento MSA	$28.4 billion
Stockton MSA	$7.2 billion
Modesto MSA	$5.8 billion
Merced MSA	$2 billion
Madera MSA	$1.1 billion
Fresno MSA	$8.9 billion
Visalia MSA	$3.5 billion
Bakersfield MSA	$5.5 billion
Central Valley	**$62.5 billion***

*As of June 2006

California's Central Valley MSAs are Poised to Experience a Dynamic M&A Environment


Attractive Projected Population Growth
Affordable Cost of Living
Attractive Income and Job Growth
Scarcity Value of Community Banks
Low Cost of Funds / Core Deposits
Families, Retirees, and Professionals
Population Shifting from Metropolitan Areas to Central Valley Regions
Sacramento
Stockton
Modesto
Merced
Fresno
Visalia
Bakersfield
CALIFORNIA
ARIZONA
Eureka
Redding
Chico
Ukiah
Santa Rosa
San Francisco
San Jose
Salinas
Santa Maria
Oxnard
Los Angeles
Riverside
Alturas
Winnemucca
Elko
Lovelock
Salt Lake City
Great Salt Lake
Price
Round Mountain
Cedar City
Kingman
Flagstaff
Prescott
Lake Havasu City
Mesa
Phoenix



Market Share Data

- County Bank has the highest market share in Merced County with close to 45% of all deposit dollars.
- As of June 30, 2006, County Bank ranks **#5 of 39** institutions in six county markets with 7.50% market share, up from 6.50% in 2005.

County	6/2005	6/2006
Fresno	1.37%	1.57%
Madera	3.16%	4.16%
Mariposa	45.22%	46.06%
Merced	38.69%	43.46%
Stanislaus	4.27%	4.75%
Tuolumne	3.36%	3.71%
TOTAL	**6.50%**	**7.50%**

**Merced County Market Share restated based on correction of data recorded by FDIC. Source: FDIC Market Share Report, June 2005 and June 2006.*


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Market Share Progression

Cumulative Market Share in Major 6 Counties*


5.09%
5.55%
6.13%
6.46%
6.50%
7.50%
2001
2002
2003
2004
2005
2006

**Includes Fresno, Madera, Mariposa, Merced, Stanislaus, and Tuolumne Counties. Market share data from June 2000-2005 are restated to compensate for error in FDIC reporting of Merced County institutions.*



Balance Sheet Summary

2006 vs. 2005

	Dec 31, 2006	Change from 2005
Assets	$1,962 Million	+11.7%
Earnings	$22.7 Million	+8.2 %
Loans	$1,225 Million	+14.9%
Deposits	$1,615 Million	+15.0%
Shares Outstanding	10.76 Million	+1.75%
Book Value	$13.71Share	+18.6%
Stock Price	$32.09	-1.1%
Book Multiple	2.34	+16.7%
P/E	15.50	+4.1%



Balance Sheet Summary

1st Qtr 2006 vs. 1st Qtr 2007

	March 31, 2007	Change from March 31, 2006
Assets	$1,856 Million	+3.7%
Earnings	$3.98 Million	-28.4 %
Loans	$1,235 Million	+5.7%
Deposits	$1,534 Million	+8.2%
Shares Outstanding	10.78 Million	+1.06%
Book Value	$14.07 Share	+16.86%
Stock Price	$26.55	-27.7%
Book Multiple	1.89	-38.0%
P/E	17.9	+1.42%


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Rapid Growth

Number of Branches by Year


2004
20
2005
22
2006
After tax drag of new branches since 10/05 was $747K
25
2007
After tax drag of new branches since 10/05 is estimated at $1.487MM
29

Deposit Sources


1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2001
2002
2003
2004
2005
2006
2007 Q1
CD's<100
CD's>100
Savings
NOW
DDA

*Dollar amounts in thousands


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Deposit Mix

Historical Comparison


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007 Q1
CD's
DDA/Other

Loan Composition


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2001
2002
2003
2004
2005
2006
2007 Q1
RE - Construction
RE - Mortgage
Commercial
Consumer
Agricultural

*Dollar amounts in thousands

Well-Diversified Loan Portfolio

As of March 31, 2007


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

-More than 70% of All Loans are Located Outside of Merced County

-$68MM in Residential Real Estate Loans

- -5.5% of Gross Loans
- -$4MM Mortgages and Liens
- -No Sub-Prime Residential Loans
- -$21MM Home Equity Lines
- -$43MM Residential Construction

-$87MM in Agriculture Loans

- -7% of Gross Loans
- -No Citrus or Poultry Exposures


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
NASDAQ

Loan Performance

Loans (In Millions)


$532
$634
$764
$885
$1,069
$1,225
$1,235
2001
2002
2003
2004
2005
2006
2007 Q1

Net-Charge-Offs


0.57%
0.31%
0.19%
0.25%
0.09%
0.04%
0.02%
2001
2002
2003
2004
2005
2006
2007 Q1*

Non-Performing Loans
As a % of Total Loans


0.91%
0.38%
0.52%
0.50%
0.18%
0.26%
1.23%
2001
2002
2003
2004
2005
2006
2007 Q1*

*One loan in the process of foreclosure represents 85% of total non-performing loans and no losses are currently anticipated.


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Net Interest Margin and Deposit Costs

Net Interest Margin


5.04%
4.58%
4.53%
4.49%
4.69%
4.51%
3.99%
3.98%
2001
2002
2003
2004
2005
2006
2006 Q4
2007 Q1

Cost of Deposits


3.04%
2.15%
1.24%
1.06%
1.45%
2.55%
3.12%
2001
2002
2003
2004
2005
2006
2007 Q1

Deposit Cost Performance

Cost of Funds Comparison


10%
8%
6%
4%
2%
0%
Prime
Fed Funds
County Bank Cost of Deposits
12/31/1999
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/04
12/31/05
12/31/06
3/31/07


03:37:06

Loan Yields

Loan Yield vs. Prime Rate


12%
10%
8%
6%
4%
2%
0%
2001
2002
2003
2004
2005
2006
2007 Q1
Prime Rate
Loan Yield

*Prime rate stated using the end of period rate, while loan yields are derived by using YTD average yield



NAS

Non-Interest Income


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2001
2002
2003
2004
2005
2006
Non-Int Inc
Inc/CSV/Life
Service Charges

2007 Q1:	Non-Interest Income	$ 845
	Ins/CSV Life	409
	Service Charges	1,705
	Total:	$2,959

*Dollar amounts in thousands



Non-Interest Expense


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
2002 2003 2004 2005 2006
Other Non-interest Expenses
Marketing & Corporate Donations
Professional Fees
Occupancy/FFE
Salary/Benefits

2007 Q1:	Other Non-interest Expenses	$ 2,067
	Marketing & Donations	493
	Professional Fees	811
	Occupancy/FFE	2,728
	Salary Benefits	7,808
	Total:	$13,907

*Dollar amounts in thousands


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW]
Capital Corp of the West
NASDAQ

Efficiency Ratio


61%
63%
62%
58%
56%
61%
2001
2002
2003
2004*
2005
2006

2007 Q1: 71%

*With extraordinary item would have been 62%

Net Income and Return on Equity





Net Income
$7,911
$10,428
$13,640
$14,642
$20,954
$22,676
2001
2002
2003
2004*
2005
2006

2007 Q1: $3,976

*With extraordinary Items: 2004 =$12,323

**Dollar amounts in thousands



Return on Equity
13.40%
14.94%
16.43%
16.20%
18.54%
16.85%
10.68%
2001
2002
2003
2004*
2005
2006
2007 Q1

*With extraordinary Items: 2004 =12.69%

Earnings Per Share and EPS Growth



Earnings Per Share (Diluted)
$0.80
$1.02
$1.30
$1.46
$1.94
$2.07
2001
2002
2003
2004*
2005
2006

2007 Q1: $0.36

*With extraordinary Items: 2004 =$1.15

*



EPS Growth
15.20%
27.50%
27.45%
12.31%
32.88%
6.70%
2001
2002
2003
2004*
2005
2006

2007 Q1 (Annualized): -28.50%

*With extraordinary Items: 2004 =(11.5%)



Potential Growth Catalysts- Merced County



- Wal-Mart Regional Distribution Center
  - 900 new jobs
- Riverside Motor Sports Speedway
  - Multi-track motor sports venue, 1200 new jobs
  - Projected $180 million a year in new Merced County business revenue
- UC Merced

UC Merced Update


NASDAQ WELCOMES
CAPITAL CORP
OF THE WEST
NASDAQ LISTED [CCOW
Capital Corp of the West
NASDAQ

- After 20 years of planning: Opened Fall 2005
- Will likely become Merced County’s largest industry over next 10-15 years
- When built out, it will employ:
  - 14,000 staff / ancillary jobs
  - 25,000 students
- CCOW Board/Management in leadership roles
- Primary benefit likely to be industries established to develop new patents created

1,320 California R&D-Intensive Firms Spawned by UC Research



UC Merced: R&D Growth






UCD
LBNL
UCB
UCSF
LLNL
UCM
UCSC
UCSB
UCLA
UCR
UCI
UCSD



Key to Our Success -

"It is our Management's and Board's responsibility to take good care of our Team Members; in turn, our Team Members take good care of our Customers; the result is that our Shareholders are rewarded and our communities prosper."

Tom Hawker



Proverbs 15:22

“Plans fail for lack of counsel, but with many advisers they succeed.”



Thank you for your confidence and investment in CCOW !


30 YEAR ANNIVERSARY
NASDAQ Listed [CCOW]
Capital Corp of the West
ONE

For additional information,
contact Capital Corp of the West at (209)725-2276
or visit our web site at http://www.ccow.com.